UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer and President
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 3, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by MedImmune, Inc., a Delaware corporation (“MedImmune”), as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by MedImmune on May 15, 2007, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by MedImmune on May 29, 2007, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by MedImmune on May 31, 2007 and Amendment No. 4 to the Schedule 14D-9 filed with the SEC by MedImmune on June 1, 2007, relating to the offer by AstraZeneca Biopharmaceuticals Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune at $58.00 per Share (the “Offer”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item  8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On June 6, 2007, AstraZeneca issued a press release announcing the completion of the Offer.  The Subsequent Offering Period expired at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  According to The Bank of New York, the depositary, as of 12:00 midnight, New York City time, on June 5, 2007, a total of 218,750,474 Shares (excluding Shares tendered through notices of guaranteed delivery which have not to date been received) were validly tendered in the initial offering period and the Subsequent Offering Period of the Offer, which represent approximately 91.6% of all outstanding Shares.  Purchaser has accepted for payment all Shares that were validly tendered during the initial offering period and the Subsequent Offering Period, and payment for such Shares has been or will be made promptly, in accordance with the terms of the Offer.

As disclosed in Amendment No. 4 to the Schedule 14D-9 filed on June 1, 2007, AstraZeneca’s acquisition of MedImmune is expected to be completed on or about June 18, 2007, upon the effectiveness of the Merger under the short-form merger provisions of the Delaware General Corporation Law (“DGCL”) without prior notice to, or any action by, any other MedImmune stockholder.  At the Merger Effective Time, each outstanding Share (other than any Shares in respect of which appraisal rights are validly exercised under the DGCL and any Shares owned by MedImmune, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 in cash per Share, without interest, that was paid in the Offer.  As a result of the Merger, MedImmune will become an indirect wholly owned subsidiary of AstraZeneca.

The full text of the press release is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(F)	Press Release issued by AstraZeneca, dated June 6, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 6, 2007

MedImmune, Inc.

By:	/s/ William C. Bertrand
Name:	William C. Bertrand Jr., Esq.
Title:	Senior Vice President, General Counsel & Corporate Secretary